As filed with the Securities and Exchange Commission on April 2, 2003

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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                              --------------------
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                     (under Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934)

                               CLAYTON HOMES, INC.
                       (Name of Subject Company (Issuer))

                               CLAYTON HOMES, INC.
                        (Name of Filing Person (offeror))

      Options to Purchase Shares of Common Stock, $.10 Par Value Per Share
                         (Title of Class of Securities)

                                   184190-10-6
                      (CUSIP Number of Class of Securities)

                                Kevin T. Clayton
                      Chief Executive Officer and President
                               Clayton Homes, Inc.
                                5000 Clayton Road
                           Maryville, Tennessee 37804
                                 (865) 380-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)
                              --------------------
                                   Copies to:
                             Allen C. Goolsby, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                            CALCULATION OF FILING FEE

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   Transaction Valuation*                              Amount of Filing Fee*
       Not applicable                                     Not applicable
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*Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:      N/A                     Filing Party:  N/A
     Form or Registration No.:    N/A                     Date Filed:    N/A

[X] Checkbox if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]  third party tender offer                   [ ]  going-private transaction
        subject to Rule 14d-1                           subject to Rule 13e-3

[X]  issuer tender offer                        [ ]  amendment to Schedule 13D
        subject to Rule 13e-4                           under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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         This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") is
filed by Clayton Homes, Inc., a Delaware corporation (the "Company"), relating to pre-commencement communications regarding its planned offers to purchase 5,928,468 of its outstanding options to purchase shares of the Company's common stock, $.10 par value per share. The Company's offers will be made on the terms and subject to the conditions set forth in the offer to purchase and the related materials to be sent to the Company's option holders.

         The solicitation of offers to buy Company stock options will only be made pursuant to the offer to purchase and related materials that the Company will file with the Securities and Exchange Commission. Option holders should read these materials carefully because they will contain important information, including the various terms and conditions to the offers. Option holders will be able to access the offer to purchase and related materials for free at the Securities and Exchange Commission's website at www.sec.org once these materials are available. Option holders will also be able to obtain these materials free of charge from the Company once they are available.

Item 12.   Material to be Filed as Exhibits.

          (a)(5) Statement to Holders of Options to Purchase Shares of the Company's Common Stock, dated April 1, 2003.





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                                  EXHIBIT INDEX

         Exhibit No.       Description
         -----------       -----------

         (a)(5) Statement to Holders of Options to Purchase Shares of the Company, dated April 1, 2003.